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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                         For the month of December 2006

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X   Form 40-F
               -----           -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No   X
         -----    -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: December 18, 2006                 By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

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(BANCOLOMBIA LOGO)                                        (CIB LISTED NYSE LOGO)

         BANCOLOMBIA'S BOARD OF DIRECTORS APPROVED THE ISSUANCE OF BONDS
                             AND SUBORDINATED BONDS

MEDELLIN, COLOMBIA, DECEMBER 18, 2006

Today, The Board of Directors of Bancolombia S.A. ("Bancolombia") approved the issuance of bonds ("bonos ordinarios") in an aggregate principal amount of up to Ps 1,500,000,000,000 or its USD equivalent and the issuance of subordinated bonds ("bonos ordinarios subordinados") in an aggregate principal amount of up to Ps 1,000,000,000,000 or its USD equivalent as follows:

     1. The bonds will be offered in Colombia in multiple and successive issuances subject to a total limit and that should be done in a maximum term of five years. According to the regulations approved today, the issuances of such bonds may have various series with financial conditions and maximum interests established by the Board of Directors for each issuance. The President was authorized to do the offer of each issuance in accordance with the conditions determined in the regulations.

     2. The subordinated bonds may be sold in Colombia and/or outside Colombia depending on specific markets conditions and authorizations of the applicable governmental authorities and of the Board of Directors who will approve the regulations and will establish the conditions of the securities including the term, the interest rates and the capital amortization.

The bonds and the subordinated bonds have not been registered under the U.S. Securities Act of 1933, and may not be offered in the United States or to US persons except pursuant to an exemption from the registration requirements of such Act.

Bancolombia will use the proceeds of this issuance in the development of activities that constitute its main purpose which consists in carrying out all the operations and business legally authorized to banking institutions.

CONTACTS

Sergio Restrepo       Jaime A. Velasquez    Mauricio Botero
Executive VP          Financial VP          IR Manager
Tel.: (574) 5108668   Tel.: (574) 5108666   Tel.: (574) 5108866